Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 10 DATED JUNE 22, 2020
TO THE OFFERING CIRCULAR DATED JANUARY 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 29, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – JVM Aventine Apartments, LLC

On October 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, JVM Aventine Apartments, LLC (“RSE JVM Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $8,000,000 (the “RSE JVM  Controlled Subsidiary Investment”), which was the initial stated value of our equity interest in the RSE JVM Controlled Subsidiary.  The RSE JVM Controlled Subsidiary used the proceeds to recapitalize The Aventine at Oakhurst North, a 464-unit garden style apartment complex built in 1999 spanning 29 three-story buildings. The property is located at 2800 Pontiac Dr., Aurora, IL 60502 (the “RSE JVM Property”).

The RSM JVM Controlled Subsidiary Investment was scheduled to mature on April 1, 2023, however the sponsor, JVM Realty Corporation (“JVM”), has elected to pay back the RSE JVM Controlled Subsidiary Investment early. Consequently, on June 17, 2020, the RSE JVM Controlled Subsidiary redeemed the amount of  the RSE JVM Controlled Subsidiary Investment funded to date. The JVM Controlled Subsidiary Investment yielded a return on investment of approximately 10.0%.